Exhibit K-17

                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

CENTRAL ILLINOIS LIGHT COMPANY                       :
                                                     :
PETITION PURSUANT TO SECTION                         :
16-111(G) OF THE PUBLIC UTILITIES ACT                :        98-0882
REQUESTING THE ILLINOIS COMMERCE                     :
COMMISSION TO ENTER AN ORDER                         :
FINDING IT HAS NO PRE-APPROVAL                       :
JURISDICTION OVER CERTAIN                            :
REORGANIZATIONS, OR, IN THE                          :
ALTERNATIVE, APPROVING THE                           :
REORGANIZATIONS WITH RESPECT TO THE                  :
GAS OPERATIONS OF CENTRAL ILLINOIS                   :
LIGHT COMPANY PURSUANT TO THE                        :
PROVISIONS OF SECTION 7-204 OF THE                   :
PUBLIC UTILITIES ACT.                                :


                                      ORDER

By the Commission:

I.        PROCEDURAL HISTORY

          On December 14, 1998, Central Illinois Light Company ("CILCO") filed a petition with the Illinois Commerce Commission ("Commission") pursuant to
Section 16-111(g) of the Public Utilities Act ("Act") (220 ILCS 5/16-111(g)), seeking a determination that the Commission does not have pre-approval jurisdiction of two proposed reorganizations involving CILCO's parent corporation, CILCORP Inc. ("CILCORP"). In the alternative, CILCO requested entry of an order pursuant to Section 7-204 of the Act (220 ILCS 5/7-204) seeking an expedited order of the Commission approving the two reorganizations with respect to CILCO's gas operations. The first reorganization involves a transaction by which The AES Corporation ("AES") will acquire ownership and control of CILCORP, which owns all of the common stock of CILCO. As a result of the second
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reorganization, which will occur only at the discretion of AES, AES will acquire direct ownership of all of CILCO's common stock.

          Local Union No. 51, International Brotherhood of Electrical Workers, AFL-CIO ("Local No. 51, IBEW") filed a petition to intervene. That petition was allowed by the Hearing Examiner.

          Pursuant to proper legal notice, a prehearing conference was held in this matter on January 13,1999, and an evidentiary hearing was held on February 5,1999, at the Commission's offices in Springfield, Illinois. Appearances were entered by counsel on behalf of CILCO, the Commission Staff, and Local No. 51, IBEW. At the hearing on February 5,1999, CILCO submitted the testimony of William M. Shay, a Senior Vice President of CILCO, Nicholas T. Shay, CILCO's Director of Rates and Regulatory Affairs, and Robert J. Sprowls, Vice President and Chief Financial Officer of CILCO. Mr. Robert Plaza, Case Manager for Staff, testified that Staff had no objection to the proposed reorganizations and did not oppose the granting of the application. At the conclusion of the hearing on February 5, 1999, the record was marked "Heard and Taken."

          CILCO, Staff and Local No. 51, IBEW, waived the filing of initial and reply briefs and the service of the Hearing Examiner's proposed order.

II.       DESCRIPTION OF THE PROPOSED REORGANIZATIONS

          CILCORP is an Illinois corporation and the owner of a majority of the voting capital stock of CILCO. Under date of November 22, 1998, CILCORP entered into an Agreement and Plan of Merger ("Agreement") with AES, a Delaware corporation, and Midwest Energy, Inc. ("Midwest"), an Illinois corporation and a wholly-owned subsidiary of AES. Pursuant to the Agreement, Midwest will be merged into CILCORP, and CILCORP will be the surviving corporation. The capital stock of CILCORP issued and outstanding immediately prior to the merger will be canceled and extinguished and converted into the right to receive $65 per share, and AES, as the owner of all the capital stock of Midwest, will become the owner of all the capital stock of CILCORP. Under the Agreement, a second proposed merger may occur. In the second merger, CILCORP will be merged into AES, CILCORP will cease to exist, and AES will become the owner of a majority of the voting capital stock of CILCO.

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          CILCO is a combination gas and electric utility providing retail gas and electric service to customers in Illinois. Midwest was created by AES solely for the purpose of effecting the first merger. AES is a global energy company that operates electric generation facilities in the United States and in foreign countries. AES also owns foreign electric distribution businesses, mostly in South America, and a small amount of natural gas distribution in foreign countries. AES does not own or operate any regulated utilities in the United States.

III.      APPLICABLE LAW

          The action of the Commission in this proceeding is governed by Section 7-204 of the Act relating to the approval of reorganizations. Under Section 7-204, the term "reorganization" is defined as "any transaction which, regardless of the means by which it is accomplished, results in a change of a majority of the voting capital stock of an Illinois public utility; or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility . . . ." This section further provides that the "Commission shall not approve any proposed reorganization if the Commission finds, after notice and hearing, that the reorganization will adversely affect the utility's ability to perform its duties under this Act."

          In reviewing the proposed reorganization, the Commission is required by Section 7-204 to find that:

          (1) the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public utility service;

          (2) the proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers;

          (3) costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes;

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          (4)  the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

          (5) the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities;

          (6) the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction; and

          (7) the proposed reorganization is not likely to result in any adverse rate impacts on retail customers.

          Section 7-204(c) provides that the Commission shall not approve a reorganization without ruling on:

               (i) the allocation of any savings resulting from the proposed reorganization; and

               (ii) whether the companies should be allowed to recover any costs incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.

          Section 7-204(f) provides that "in approving any proposed reorganization pursuant to this Section the Commission may impose such terms, conditions or requirements as, in its judgment, are necessary to protect the interests of the public utility and its customers."

          After CILCO filed its petition in this proceeding, the Commission entered an order in MidAmerican Energy Company, Docket No. 98-0853. In that docket, which involved a merger of the parent of a combination gas and electric utility, the Commission exercised pre-approval jurisdiction under Section 7-204 of the Act with regard to the gas operations of the utility. In view of the decision in that case, CILCO acknowledges that the Commission has effectively determined that with respect to CILCO's gas operations, the Commission has jurisdiction over the reorganization proposed in this proceeding. Accordingly, without waiving its jurisdictional argument, CILCO has withdrawn its request

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that the Commission make a specific ruling on the jurisdictional issue in this proceeding, and CILCO requests the Commission to approve the proposed reorganization, based upon the evidence submitted in this proceeding.

IV.       REQUEST FOR EXPEDITED TREATMENT

          CILCO requests that the Commission expedite its consideration of the reorganizations proposed in this proceeding and issue an order in this docket by the end of March. In support of its request, CILCO pointed out that CILCORP and AES had not expected that a separate approval proceeding would be required in Illinois, and had planned to have all other regulatory approvals secured so that the mergers could be finalized prior to the middle of 1999. CILCO explained that a closing before the end of June is essential, among other reasons, for CILCO's participation in the initial opening of the Illinois electricity markets on October 1, 1999. CILCO stated that the expectation that no regulatory approval would be required in Illinois was part of the attraction of the merger transactions for AES and CILCORP. The requirement for an additional, unanticipated regulatory approval with respect to CILCO's gas operations adds uncertainty to the proposed mergers. CILCO expressed further concern that federal regulators may wait until state regulators have completed their review before acting on the merger proposals, and that state approval may become crucial in soliciting stockholder approval. For all these reasons, CILCO requested that this proceeding be considered on an expedited basis to assure that it does not interfere with the merger timetable that has been established or endanger the closing of the merger transactions.

V.        SECTION 7-204 CRITERIA

          A. CILCO'S ABILITY TO PROVIDE ADEQUATE, RELIABLE, EFFICIENT, SAFE AND LEAST-COST PUBLIC UTILITY SERVICE.

          With regard to the quality of ClLCO's future customer service, Mr. Shay testified that the proposed reorganizations will involve only CILCORP, Midwest, and AES. The mergers will have no direct effect upon ClLCO other than a change in the ownership of the capital stock of CILCO's parent, and, thereafter, a possible change in the direct ownership of CILCO's common stock. CILCO's gas utility operations and assets and the capital structure of CILCO's gas utility operations will not change as a result of the reorganizations. CILCO's gas operations are not involved in the proposed mergers, and CILCO does not expect

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any changes in the provision of gas service or its gas budgets because of the proposed mergers. CILCO's ability to perform its duties under the Act will not be impaired. CILCO adds that in all likelihood, its abilities to provide adequate, reliable, efficient, safe and least-cost public utility service will be enhanced by the mergers and that there will be a positive benefit to the public. Mr. Shay testified that the reorganizations will provide an enlarged financial base and access to the extensive experience of AES in energy markets around the world. CILCO asserts that its is an efficient, low-cost provider of energy, and has demonstrated its commitment to the deregulation of retail energy markets through its leadership in offering choice to all customers, including residential customers, through pilot open access programs for both natural gas and electricity. CILCO believes that if it is unable to enlarge its financial and skill base, there is less assurance that CILCO can remain a viable, separate competitor in Illinois, offering an additional option to customers seeking competitive energy services. In addition to the enlarged financial base that will result from the proposed reorganizations, CILCO expects to draw on the experience of AES to improve CILCO's operating efficiency and customer service.

          B. UNJUSTIFIED SUBSIDIZATION OF NON-UTILITY ACTIVITIES BY CILCO OR ITS CUSTOMERS.

          CILCO witness Shay testified that because the proposed reorganizations do not directly involve CILCO, CILCO will continue to operate in the same way as before the reorganizations. All the guidelines and procedures currently applicable to CILCO's non-utility transactions will remain applicable after the reorganizations and assure that there is no subsidization of non-utility activities by CILCO's gas operations or CILCO's gas customers. Mr. Shay stated that CILCO has on file with the Commission guidelines and procedures covering transactions between CILCO and its affiliates. These guidelines were adopted and filed pursuant to the Commission's Order in Docket No. 84-0413. In addition, CILCO has filed guidelines and procedures with the Commission applicable to non-utility activities of CILCO. These guidelines and procedures were adopted pursuant to the rule recently approved by the Commission at 83 Ill. Adm. Code,
Part 506, Accounting for Non-Public Utility Business of Gas Utilities. Mr. Shay testified that these two sets of procedures assure that there will be no subsidization of affiliate or other non-utility transactions by CILCO's gas utility operations or CILCO's gas customers.

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          CILCO is required by the Commission's rules to make biennial audits of its compliance with the guidelines and procedures described by Mr. Shay. CILCO recently completed those audits and filed them with the Commission on December
1, 1998. The audits found that CILCO was in compliance with the guidelines covering affiliate and other non-utility transactions. Audits of affiliate and non-utility transactions will be performed at two-year intervals in the future, and Mr. Shay testified that the audits and the reports filed with the Commission provide continuing assurance that there will be no subsidy of non-utility activities by CILCO or its customers.

          C. FAIR AND REASONABLE ALLOCATION OF COSTS AND FACILITIES BETWEEN CILCO'S ILLINOIS GAS UTILITY OPERATIONS AND NON-UTILITY ACTIVITIES.

          Mr. Shay testified that the guidelines and procedures applicable to non-utility activities assure that costs and facilities are fairly and reasonably allocated between utility and non-utility activities. The procedures applicable under 83 Ill. Adm. Code, Part 506, require that all non-utility transactions be recorded in sub-accounts. The sub-accounts facilitate review of non-utility transactions and cost allocations by the Commission as well as by CILCO's own auditors, and assist in assuring proper allocation of costs and facilities for ratemaking purposes.

          D. IMPAIRMENT OF THE ABILITY OF CILCO'S GAS UTILITY OPERATIONS TO RAISE NECESSARY CAPITAL ON REASONABLE TERMS OR TO MAINTAIN A REASONABLE CAPITAL STRUCTURE.

          CILCO witness Sprowls testified that the proposed reorganizations will not impair CILCO's ability to raise capital on reasonable terms, and will not impair CILCO's ability to maintain a reasonable capital structure. Mr. Sprowls stated that the balance sheet and capitalization of CILCO will not be changed by the proposed mergers, and CILCO's financial ratios will not be changed as a result of the proposed mergers. After the mergers, CILCO will continue to have the ability to raise capital through the issuance of short-term debt, and, with Commission approval, the issuance of long-term debt and preferred stock.

          Mr. Sprowls testified that CILCO's debt and preferred stock ratings were placed on credit watch with negative implications following the announcement of the proposed merger transactions, but Mr. Sprowls stated that

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this is a normal practice. CILCO's ratings will be more carefully analyzed by the rating agencies after the mergers are completed, and Mr. Sprowls testified that the ratings should remain at investment grade.

          Mr. Sprowls further testified that common equity capital is provided to CILCO through retained earnings. If common equity is required in greater amounts than normal, CILCO can reduce the amount of dividends payable to its parent corporation. If common equity capital is required in excess of earnings, the parent corporation would have to invest additional capital, out of cash flow, retained earnings, borrowings, or the issuance of common equity or preferred stock by the parent. CILCO has not required an infusion of common equity capital in excess of its own earnings since it became a subsidiary of CILCORP in 1985, and CILCO does not anticipate the need for the investment of common equity capital for its gas operations within the foreseeable future. However, if investments of common equity capital were required after the mergers, the larger financial base of AES would likely make it easier to obtain such capital.

          In supplemental testimony, Company witness Shay confirmed that in the absence of advance approval of the Commission, no debt incurred by AES will have any recourse against the funds or other assets of CILCO's gas utility.

          E. CONTINUED APPLICATION OF ALL APPLICABLE LAWS, REGULATIONS, RULES, DECISIONS AND POLICIES GOVERNING THE REGULATION OF ILLINOIS PUBLIC UTILITIES TO CILCO'S GAS UTILITY OPERATIONS.

          Mr. Shay testified that CILCO will continue to operate as a regulated public utility after the proposed reorganizations, and will remain subject to all requirements applicable to public utilities. The reorganizations will cause no change affecting the regulation of CILCO as a public utility.

          F. IMPACT OF PROPOSED REORGANIZATION ON COMPETITION IN THE NATURAL GAS UTILITY MARKET OVER WHICH THE COMMISSION HAS JURISDICTION.

          Mr. Shay testified that the proposed reorganization will have no adverse effects in the retail gas sales markets in Illinois. AES is not engaged in the sale or delivery of gas at wholesale or retail to any customers in Illinois or adjoining states. On the basis of these facts, Mr. Shay concluded that the level of competition in Illinois gas markets will not be diminished in

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any manner as a result of the proposed reorganizations. Mr. Shay added that the proposed reorganizations are more likely to have a positive effect on competition in Illinois, because CILCO will be part of a larger and economically stronger corporate system, which should enhance CILCO's ability to remain a separate utility and compete with other gas utilities and marketers in Illinois.

          G.   RATE IMPACT OF PROPOSED REORGANIZATIONS ON RETAIL CUSTOMERS.

          Mr. Shay testified that the proposed reorganizations will not directly affect CILCO's gas operations, and will not result in any increase in the costs incurred by CILCO in providing gas service. Therefore, the proposed mergers will have no rate impact on CILCO's retail gas customers. CILCO indicated in response to Staff data request ML-3 that AES will take a role in the management of CILCO's gas operations in the same manner as CILCORP does at the present time, by electing the Board of Directors, assuring that capable management of CILCO gas operations is being provided, and reviewing the results of operations. To the extent AES personnel take a direct role in the management of gas operations, there would be corresponding reduction in the need for management personnel employed directly by CILCO. Accordingly, CILCO does not expect an increase in the overall costs of gas operations as the result of AES participation in the management of CILCO gas operations.

          In supplemental testimony, CILCO witness Shay stated that CILCO has no current plans to file a gas rate case.

          H. ALLOCATION OF SAVINGS AND COSTS ASSOCIATED WITH THE PROPOSED REORGANIZATIONS.

          Section 7-204(c) of the Act requires the Commission to rule on the allocation of any savings resulting from the proposed reorganizations. This Section also requires the Commission to rule whether the reorganizing companies should be allowed to recovery any costs incurred in accomplishing the proposed reorganizations, and if so, the amount of costs eligible for recovery and how the costs will be allocated.

          Mr. Shay testified that the proposed mergers involving CILCORP and AES are different from situations in which two public utilities or their holding companies merge. In those cases, it is often possible to reduce operating costs and produce savings by combining operations and eliminating duplicative

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resources, functions or personnel. No such operational synergies will occur as a result of the mergers proposed in this case, and none are intended. AES is not a regulated public utility and does not own or operate any regulated public utility in the United States. CILCO will remain a separate, public, SEC-reporting company, with preferred stock that is publicly traded. The proposed mergers are strategic in nature, to provide AES a mid-west presence and a base from which to grow in the Illinois energy markets, and perhaps beyond, and to provide CILCO a broader financial base and an assured future as a separate operating utility. For these reasons, CILCO does not anticipate any measurable savings in the operation of its gas utility business as a result of the proposed mergers. In his supplemental testimony, Mr. Shay stated that if savings did unexpectedly result from the mergers in the future, CILCO would not in any future gas rate case request any different treatment for those savings than for any other reduction in the cost of providing gas service. In addition, Mr. Shay stated that CILCO would not seek recovery in any future gas rate case of the costs incurred, including the premium paid by AES for CILCORP's stock, in accomplishing the mergers. These undertakings assure that if the proposed reorganizations do result in any savings in gas operating costs in the future, the Commission will be free to allocate those savings to CILCO's gas customers in any future gas rate case.

VI.       SECTION 7-204A

          Section 7-204A of the Act sets forth information to be furnished in connection with certain applications for approval of reorganizations under
Section 7-204. Although Section 7-204A is not applicable to CILCO, because CILCO became a subsidiary of CILCORP prior to 1989, CILCO provided to Staff all the information required under Section 7-204A, or proxies for that information, as requested by Staff.

VII.      FINDINGS AND ORDERING PARAGRAPHS

          The Commission, having considered the entire record, is of the opinion and finds that:

          (1) CILCO is an Illinois corporation providing natural gas service to customers in the State of Illinois and is a public utility within the meaning of the Act;

          (2) the Commission has jurisdiction over CILCO and the subject matter of this proceeding;

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          (3)  the recitals of fact and conclusions reached in the prefatory portion of this Order are supported by the evidence of record, and are hereby adopted as findings of fact;

          (4)  the proposed reorganizations meet the criteria set forth in
               Section 7-204 of the Act with respect to CILCO gas operations, in that:

               a) the proposed reorganizations will not diminish CILCO's ability to provide adequate, reliable, efficient, safe and least-cost gas public utility service;

               b) the proposed reorganizations will not result in the unjustified subsidization of non-utility activities by CILCO or its customers with respect to CILCO's gas operations;

               c) costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by CILCO for ratemaking purposes for its gas utility operations;

               d) the proposed reorganizations will not significantly impair CILCO's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure with respect to its gas utility operations;

               e) CILCO will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities with respect to CILCO's gas utility operations;

               f) the proposed reorganization is not likely to have a significant adverse effect on competition in the Illinois gas utility markets over which the Commission has jurisdiction;

               g) the proposed reorganizations are not likely to result in any adverse rate impacts on retail gas customers of CILCO;

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          (5)  CILCO has furnished information specified in Section 7-204A adequate to enable the Staff to review and analyze the proposed reorganizations;

          (6) the proposed reorganizations will not adversely affect the ability of CILCO to perform its duties under the Act with respect to its gas utility operations;

          (7) any savings resulting from the proposed reorganizations with respect to CILCO's gas utility operations shall be reflected in CILCO's cost of service for recognition in future rate proceedings;

          (8) transaction costs, including the premium paid for CILCORP's stock, with respect to CILCO's gas utility operations portion of the reorganizations shall be recorded below-the-line at the holding company level;

          (9) transition costs that result directly from the reorganizations shall not be recovered from CILCO's gas customers;

          (10) the application of CILCO for approval of the proposed reorganizations with respect to CILCO's gas utility operations should be approved;

          (11) the consent, authority and approval of the Commission should be granted to CILCO to do any and all other things not contrary to law or to the rules and regulations of the Commission that are incidental, necessary or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

          IT IS THEREFORE ORDERED that approval is hereby granted to Central Illinois Light Company, with respect to its gas utility operations, for the reorganizations that are the result of the transactions in which The AES Corporation will acquire ownership and control of CILCORP Inc., and, at the discretion of The AES Corporation, The AES Corporation will acquire direct ownership of a majority of the voting capital stock of Central Illinois Light Company.

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          IT IS FURTHER ORDERED that Central Illinois Light Company shall file with the Commission written notice of completion of the reorganizations and the effective date thereof within 30 days after the effective dates of the respective reorganizations.

          IT IS FURTHER ORDERED that the consent, authority and approval of the Commission are granted to Central Illinois Light Company to do any and all other things not contrary to law or to the rules and regulations of the Commission that are incidental, necessary or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

          IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.880, this Order is final; it is not subject to the Administrative Review Law.

          By order of the Commission this 10th day of March, 1999.

                                        (SIGNED) RICHARD L. MATHIAS

                                                 Chairman

(SEAL)

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